12b25-1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25



                       SEC File Number     0-27471
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                          Cusip Number
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                           NOTIFICATION OF LATE FILING



(Check one) |X| Form 10-K and Form 10-KSB  |_| Form 20-F  |_| Form 11-K
            |_| Form 10-Q and Form 10-QSB |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

         For period ended   June 30, 2006
                          -----------------------

         |_|  Transition Report on Form 10-K and Form 10-KSB

         |_|  Transition Report on Form 20-F

         |_|  Transition Report on Form 11-K

         |_|  Transition Report on Form 10-Q and Form 10-QSB

         |_|  Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

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

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Ronco Corporation
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 Former name if applicable
                           -----------------------------------------------------

     Address of principal executive office (Street and number) 61 Moreland Road
                                                               -----------------

City, state and zip code     Simi Valley, California 93065
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

                                    PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                  The Registrant's Form 10-K for the period ended June 30, 2006 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

     Paul Kabashima                   (805)                      433-1030
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         (Name)                    (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                        |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                           |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Ronco Corporation
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  9/28/06              By /s/ Paul Kabashima
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                              Name:  Paul Kabashima
                              Title: Chief Executive Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

PART IV - OTHER INFORMATION

(3) EXPLANATION OF ANTICIPATED CHANGE

         The Registrant anticipates that, for the year ended June 30, 2006, versus the year ended June 30, 2005, net sales will be significantly lower, net losses from continuing operations will be significantly higher and gross margin will be significantly lower. The decrease in net sales will be primarily attributable to a decrease in net sales from the Registrant's direct response business. The increase in net losses will be partially attributable to an impairment charge of approximately $24,000,000 on intangible assets that the Registrant purchased in fiscal 2005. The remaining increase in net losses will be attributable to the reduction in net sales and an increase in operating expenses as a percentage of sales. The decrease in gross margin will be primarily due to a decrease in direct response sales, and a corresponding increase in sales to wholesalers, as a percentage of net sales.